NovelStem International Corp.
2255 Glades Road Suite 221A
Boca Raton, Florida 33431

April 26, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Re:	NovelStem International Corp.

Amendment No. 3 to Registration Statement on Form 10-12G

Correspondence Filed February 17, 2023

File No. 000-22908

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as discussed during a conference call on April 12, 2023, relating to the registration statement on Form 10-12G, as amended (the “Registration Statement”), of NovelStem International Corp. (the “Company” or “NovelStem”). For ease of reference, we have included the prior comment on which supplemental information was requested by the Staff:

1.	We note your response to our prior Comment 1, which requested an analysis of whether NewStem is “controlled primarily” by Novelstem for purposes of Rule 3a-1(a)(4) under the 1940 Act. Your response does not provide the staff with a sufficient basis to evaluate this question. To that end, please provide relevant details regarding Novelstem’s rights as a shareholder and board member of NewStem relative to those of the Founders (as defined NewStem’s Articles of Incorporation). Your response should, at minimum, include a discussion of (i) the relative voting power of the Major Shareholders (as defined NewStem’s Articles of Incorporation) and address whether Novelstem has satisfied the conditions included in Section 40.2 of NewStem’s Articles of Incorporation, (ii) who has Jan Loeb the right to appoint senior officers or senior management of NewStem, and (iii) who (if anyone) has the right to approve or reject major NewStem corporate actions.

NovelStem International Corp.

April 26, 2023

Supplemental Response:

We appreciate the Staff’s continued guidance in working through this analysis.

The Staff’s most recent comment seeks additional facts and analysis as to whether NewStem is “controlled primarily” by NovelStem for purposes of Rule 3a-1(a)(4) under the 1940 Act. For purposes of the 1940 Act, a company is controlled “primarily” by an issuer if the issuer has control over the company within the meaning of Section 2(a)(9) of the Act and “the degree of the issuer’s control is greater than that of any other person.”1 The Staff has requested further information concerning NovelStem’s rights as a shareholder in NewStem, including NovelStem’s relative control rights, and Mr. Loeb’s authority as Chairman of the NewStem Board of Directors. For the reasons stated in our previous responses as supplemented below, NovelStem respectfully submits that as a factual and legal matter, it “primarily” controls NewStem.

NewStem is a limited company formed under The Companies Act of Israel. As of the date of this letter, NewStem has six shareholders, including NovelStem. NovelStem owns approximately 31% of the issued and outstanding shares in NewStem. No other shareholder owns a greater percentage of NewStem’s shares.

In addition, NovelStem is currently negotiating a loan to NewStem in the principal amount of approximately $200,000-$300,000. Under the expected terms of the loan, NovelStem would have the right to convert all amounts due from NewStem under the loan into additional shares of NewStem capital stock at a 25% discount to the price offered to investors in NewStem’s next round of financing. Based on current valuations, NovelStem anticipates that upon conversion of the loan, NovelStem would receive between 1,434 and 2,151 additional shares which, on a proforma basis, would increase NovelStem’s direct ownership to between 31.6% and 31.9% of NewStem’s capital stock, respectively, which would make NovelStem the largest shareholder in NewStem.

In addition to the NewStem shares owned directly by NovelStem and which NovelStem would have the right to acquire under the planned loan, additional shares equal to 1.64% of NewStem’s issued and outstanding capital stock are held by two individuals with whom NovelStem has a pre-existing relationship and who invested in NewStem as a result of NovelStem’s introduction. One such investor, who owns 1.33% of NewStem’s capital stock, is the third largest beneficial owner of NovelStem’s shares with an 11% equity interest in NovelStem. As a result of these relationships, NovelStem believes that it directly or indirectly controls 32.64% of the voting capital of NewStem, which would exceed the voting power of each other shareholder.

1 Health Communications Services, Inc., SEC No-Action Ltr. (Apr. 26, 1985).

NovelStem International Corp.

April 26, 2023

In connection with NovelStem’s investment in NewStem, NovelStem required that Mr. Loeb, as Chairman of NovelStem, would also serve as the Chairman of NewStem’s Board to enable NovelStem to exert more influence over the conduct of NewStem’s business plan and operations and the selection and oversight of NewStem’s management. Under NewStem’s Articles of Association (“AOA”), and applicable law, as Chairman, Mr. Loeb has the authority to preside at all meetings of NewStem’s Board of Directors and of its shareholders. In addition, no resolution by the shareholders is effective unless the Chairman issues a declaration to such effect and enters such declaration into NewStem’s books and records. While the position of Chairman does not by itself confer authority as a matter of law to control Board or shareholder votes, the position of Chairman does enable Mr. Loeb to set the agenda for which matters come before the Board and on which the Board acts, as well as the matters submitted for shareholder approval.

Under the AOA, the NewStem Board comprises three directors, one of whom is Mr. Loeb. Given NovelStem’s position as NewStem’s principal source of capital and its rights under the AOA, and Mr. Loeb’s background in corporate finance, the Board has delegated to Mr. Loeb the authority to direct NewStem’s strategic planning, budget, capital raising and related matters. NewStem’s two other directors have purely scientific backgrounds and are focused almost exclusively on NewStem’s scientific research and development efforts.

SEC regulations, including Rule 3c-5(3) under the 1940 Act, define an “executive officer” as “the president, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions.” NewStem’s officers are nominated and appointed by NewStem’s Board of Directors. At present there are two individuals who function as executive officers of NewStem. As Chairman of NewStem’s Board, Mr. Loeb directs NewStem’s policies with respect to its strategic planning, budget, capital raising and related matters. NewStem’s current Chief Executive Officer, Ayelet Dilion Mashiah who previously worked for Teva Pharmaceutical, is primarily involved with managing NewStem’s onsite employees and laboratory operations and is neither a member of NewStem’s Board nor a shareholder in NewStem.

NovelStem’s management and other resources are committed almost exclusively to the business, operations and strategic growth of NewStem. In addition, NewStem is almost entirely dependent on NovelStem’s operations, management and other resources and its access to capital. Mr. Loeb and NovelStem’s other Directors, most of whom have pharmaceutical and life science backgrounds, are actively involved in, and devote virtually all of their time and effort to, NewStem’s business, operations, financing and strategic growth.

Consequently, as a result of: NovelStem’s significant direct and indirect voting power in NewStem; its planned loan to NewStem which, upon conversion, would result in NovelStem becoming the largest shareholder in NewStem; NovelStem’s principal ongoing financial support of NewStem; NovelStem’s shared and, in several cases, exclusive rights as a Major Shareholder under the AOA; NewStem’s dependency on NovelStem’s access to capital, management and other resources; the level of direct engagement by NovelStem’s Board of Directors in the business and overall planning and growth of NewStem, including Mr. Loeb’s position as Chairman of both NovelStem’s and NewStem’s Boards of Directors and the critical role he plays in the management, policies, business, financing and operations of both companies, NovelStem respectfully submits that (1) it controls NewStem as contemplated by the 1940 Act and (2) its degree of control over NewStem is greater than the control of any other person, within the meaning of Rule 3a-1(a) (4) under the 1940 Act.

NovelStem International Corp.

April 26, 2023

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ Jan Loeb
Jan Loeb
President and Executive Chairman